January 31, 2007

Via U.S. Mail and Facsimile (650-940-4710)

Barry G. Caldwell
President, Chief Executive Officer, and Director
Iridex Corporation
1212 Terra Bella Avenue
Mountain View, CA 94043-1824

	Re:	Iridex Corporation
		Form 10-K for the Fiscal Year Ended December 31, 2005
		Filed April 3, 2006
		Form 10-Q for the Quarterly Period Ended July 1, 2006
		Filed December 22, 2006
		File No. 0-27598

Dear Mr. Caldwell:

      We have limited our review of the above filings to disclosure relating to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note the reference on page 20 of your Form 10-Q to shipment into Sudan. We also note in the "Ophthalmology" section of your website that you list an entity that distributes your products into
Syria. Sudan and Syria are countries identified by the U.S as state sponsors of terrorism and subject to U.S. economic sanctions and export controls. Your Form 10-K does not include any information regarding business in Sudan and Syria. Please describe for us your past, current, and any anticipated operations in, and other contacts with, Sudan and Syria, whether through direct or indirect arrangements. In your description, identify the specific products, technologies, and services that are distributed or otherwise provided into Sudan and Syria. Your response should describe any agreements, commercial arrangements or other contacts with the governments of Sudan and Syria or entities controlled by those governments.
2. Please discuss the materiality of the activities and other contacts described in response to the foregoing comment, and whether they constitute a material investment risk for your security holders.
You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and any subsequent period. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company`s reputation and share value.
For example, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. California, Connecticut, Illinois, Maine, Oregon and New
Jersey have adopted, and other states are considering, legislation prohibiting the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that do business with Sudan. Harvard University, Stanford University, Yale University, the University of California and other academic institutions have adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Your qualitative materiality analysis also should address whether, and the extent to which, the Sudanese and Syrian governments, or entities controlled by those governments, have received cash or acted as intermediaries in connection with your operations.
3. Please advise us whether, to the best of your knowledge, understanding, and belief, any of your products, technologies or services provided into Sudan or Syria have military uses, and describe possible military uses of which you are aware. Please also advise us whether, to the best of your knowledge, understanding, and belief, your products, technologies or services have been put to military use by Sudan or Syria, and describe any such use of which you are aware.

* * * * *

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      Please understand that we may have additional comments after we review your response to our comments. Please contact Pradip Bhaumik,
Attorney-Advisor, at (202) 551-3333 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.

								Sincerely,



								Cecilia D. Blye, Chief
								Office of Global Security
Risk



cc: 	Peggy Fisher
		Assistant Director
	Division of Corporation Finance


Barry G. Caldwell
Iridex Corporation
January 31, 2007
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